UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Wind River Systems, Inc.

(Name of Subject Company (Issuer))

APC II Acquisition Corporation

(Offeror)

A Wholly Owned Subsidiary of

Intel Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

973149107

(CUSIP Number of Class of Securities)

Marty M. Linné, Esq.

Intel Corporation

2200 Mission College Blvd.

Santa Clara, CA 95054-1549

(408) 765-8080

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert S. Townsend, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105-2482

(415) 268-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Thursday, June 4, 2009

To: SSG, ECG, UMG

From: Renee James

Subject: Intel to Acquire Wind River Systems, Inc.

INTEL CONFIDENTIAL, NOT FOR EXTERNAL DISTRIBUTION

We are pleased to announce that Intel has entered into a definitive agreement to acquire Wind River Systems, Inc., headquartered in Alameda, California.

Many of you have working relationships with this company and know its solutions are world class, and we are excited about the closer link Intel will have with this leading software company. Their design approach and customer support focus is critical as we continue to pursue growth in the embedded and mobile device segments.

When the deal is closed, Wind River will operate as a wholly owned subsidiary of Intel reporting to the Software and Services Group, allowing Wind River to operate business-as-usual and minimize disruptions.

During the Regulatory Approval Phase DO Not:

•	Contact Wind River for any NEW business without using the existing business engagement processes with the company.

•	Give direction to WIND RIVER g until close, Wind River is a separate company and should be treated as such.

•	Disclose confidential information to Wind River unless covered by NDA g Wind River is not part of Intel until the transaction is closed.

•	Comment or speculate about the process or what will happen after close occurs g The transaction is signed but has not closed.

•	Give endorsements on behalf of Wind River.

•	Discuss customers of Wind River and such customers’ products or pricing if Intel competes with such customers.

•	Represent Wind River in any other external interactions you may be a part of g we are two separate companies.

PLEASE DO:

•	Continue to execute your responsibilities for Intel, complying with all of the Intel guidelines (confidentiality, loyalty, etc)

•	Continue to engage on current projects, while keeping the above in mind

•	Wind River is still a supplier of Intel until the deal closes, continue to operate as such; following all of Intel policies and guidelines for supplier engagements.

•	Continue pre-existing engagements with Wind River under the same terms

•	Ensure SSG Legal is involved prior to any engagements with Wind River

For any inquires contact David S Law.

Background on Wind River Systems, Inc.

Wind River is the leading software vendor for embedded systems and mobile devices and posted revenue of $359.7M in FY 2009. Wind River’s products and technologies can be found in over 500 million devices worldwide and more than 40,000 software developers design with its products.

Wind River was founded in 1981 and has built a ~1600 person organization with operations worldwide. The company designs and develops operating systems, middleware, and software design tools for a broad spectrum of embedded and mobile devices, making them a perfect fit as Intel pursues our growth areas.

In addition to the technologies Wind River has, the acquisition brings with it a strong software sales force that has relationships with thousands of customers, including; Motorola, Lockheed, Boeing, Mitsubishi, and Northrop Grumman. This expertise will be immensely valuable as we continue to pursue platform design wins in our growth areas.

# # #

Notice to Investors

The tender offer for the outstanding shares of common stock of Wind River has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Intel Corporation and a wholly-owned subsidiary of Intel Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Wind River will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to Wind River’s stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.